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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 6

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       Lone Star Steakhouse & Saloon, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    542307103
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 17, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.



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         This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 8, 2006, as amended by that Amendment No. 1 filed with the SEC on May 25, 2006, that Amendment No. 2 filed with the SEC on June 20, 2006, that Amendment No. 3 filed with the SEC on August 30, 2006, that Amendment No. 4 filed with the SEC on November 1, 2006 and that Amendment No. 5 filed with the SEC on November 16, 2006 (together, the "Statement") by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Lone Star Steakhouse & Saloon, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 224 East Douglas Avenue, Suite 700, Wichita, Kansas 67202.

Item 4.           Purpose of Transaction.

         Item 4 of the Statement is hereby amended and supplemented as follows:

         On November 17, 2006, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P. ("BCG"), sent a letter to Fred B. Chaney, Ph.D., Chairman of the Board of Directors of the Company in response to his letter dated November 17, 2006. In the letter, Mr. Mitarotonda states that in the opinion of BCG, the Board has failed to conduct a thorough sales process and the $27.10 per share consideration offered by the Lone Star Funds transaction fails to adequately reflect the value of the Company, including its extensive real estate holdings and upscale Sullivan's and Del Frisco's brands. As a result, BCG will be voting against the merger. A copy of the letter is attached as Exhibit 99.9 hereto and incorporated herein by reference. The foregoing description of the letter is qualified in its entirety by reference to such exhibit.

Item 7.           Material to be Filed as Exhibits.

         The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.    Exhibit Description

99.9 Letter from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., to Fred B. Chaney, Ph.D., the Chairman of the Board of the Company, dated November 17, 2006.


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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 17, 2006

                         BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                         By: Barington Companies Investors, LLC, its general partner

                         By: /s/ James A. Mitarotonda
                            ------------------------------------
                         Name:  James A. Mitarotonda
                         Title: Managing Member


                         BARINGTON INVESTMENTS, L.P.
                         By: Barington Companies Advisors, LLC, its general partner

                         By: /s/ James A. Mitarotonda
                             -----------------------------------
                         Name:  James A. Mitarotonda
                         Title: Managing Member

                         BARINGTON COMPANIES ADVISORS, LLC


                         By: /s/ James A. Mitarotonda
                             -----------------------------------
                         Name:  James A. Mitarotonda
                         Title: Managing Member

                         BARINGTON COMPANIES INVESTORS, LLC


                         By: /s/ James A. Mitarotonda
                             -----------------------------------
                         Name:  James A. Mitarotonda
                         Title: Managing Member

                         BARINGTON COMPANIES OFFSHORE FUND, LTD.


                         By: /s/ James A. Mitarotonda
                             -----------------------------------
                         Name:  James A. Mitarotonda
                         Title: President

                         BENCHMARK OPPORTUNITAS FUND PLC
                         By: Barington Offshore Advisors, LLC

                         By: /s/ James A. Mitarotonda
                             --------------------------
                         Name:  James A. Mitarotonda
                         Title: Authorized Signatory


                         BARINGTON OFFSHORE ADVISORS, LLC


                         By: /s/ James A. Mitarotonda
                             -----------------------------------
                         Name: James A. Mitarotonda
                         Title: Authorized Signatory

                         BARINGTON CAPITAL GROUP, L.P.
                         By:  LNA Capital Corp., its general
                               partner

                         By: /s/ James A. Mitarotonda
                             -----------------------------------
                         Name: James A. Mitarotonda
                         Title: President and CEO

                         LNA CAPITAL CORP.


                         By: /s/ James A. Mitarotonda
                             -----------------------------------
                         Name:  James A. Mitarotonda
                         Title: President and CEO


                         /s/ James A. Mitarotonda
                         ------------------------------------------------
                         James A. Mitarotonda



                         RJG CAPITAL PARTNERS, L.P.
                         By: RJG Capital Management, LLC, its general partner

                         By: /s/ Ronald J. Gross
                             -----------------------------------
                         Name:  Ronald J. Gross
                         Title: Managing Member

                         RJG CAPITAL MANAGEMENT, LLC


                         By: /s/ Ronald J. Gross
                             ----------------------------------
                         Name:  onald J. Gross
                         Title: Managing Member

                         /s/ Ronald J. Gross
                         Ronald J. Gross


                         D.B. ZWIRN SPECIAL
                         OPPORTUNITIES FUND, L.P.
                         By: D.B. ZWIRN PARTNERS, LLC, its general partner
                         By: ZWIRN HOLDINGS, LLC, its managing member


                         By: /s/ Daniel B. Zwirn
                             -----------------------------------
                         Name:  Daniel B. Zwirn
                         Title: Managing Member


                         D.B. ZWIRN SPECIAL
                         OPPORTUNITIES FUND, LTD.
                         By:  D.B. Zwirn & Co., L.P., its manager
                         By:  DBZ GP, LLC, its general partner
                         By:  Zwirn Holdings, LLC, its managing member


                         By: /s/ Daniel B. Zwirn
                             -----------------------------------
                         Name:  Daniel B. Zwirn
                         Title: Managing Member


                         D.B. ZWIRN & CO., L.P.
                         By: DBZ GP, LLC, its general partner
                         By: Zwirn Holdings, LLC, its managing member


                         By: /s/ Daniel B. Zwirn
                             -----------------------------------
                         Name:  Daniel B. Zwirn
                         Title: Managing Member


                         DBZ GP, LLC
                         By: Zwirn Holdings, LLC, its managing
                             member


                         By: /s/ Daniel B. Zwirn
                             -----------------------------------
                         Name:  Daniel B. Zwirn
                         Title: Managing Member


                         ZWIRN HOLDINGS, LLC


                         By: /s/ Daniel B. Zwirn
                             -----------------------------------
                         Name:  Daniel B. Zwirn
                         Title: Managing Member


                         /s/ Daniel B. Zwirn
                         ----------------------------------------
                         Daniel B. Zwirn